EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/16/07	6/17/06
Earnings:

Income before income taxes	$3,590	$3,243

Unconsolidated affiliates interests, net	(158)	(153)

Amortization of capitalized interest	4	3

Interest expense (a)	96	121

Interest portion of rent expense (b)	47	37

Earnings available for fixed charges	$3,579	$3,251

Fixed Charges:

Interest expense (a)	$96	$121

Capitalized interest	9	6

Interest portion of rent expense (b)	47	37

Total fixed charges	$152	$164

Ratio of Earnings to Fixed Charges (c)	23.51	19.83

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.